SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐            No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                                       Announcement dated June 12, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 12, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement

PCCW Limited has been informed that Pacific Century Regional Developments Limited, a substantial shareholder of the Company has ceased to account for PCCW as a subsidiary and will now treat PCCW as an associated company, including its results with those of PCRD, on an equity accounting basis.

PCRD has issued two announcements through the Singapore Exchange Securities Trading Limited in relation to 1) the Deconsolidation and 2) a waiver and alterations to the terms of secured redeemable exchangeable bonds of PCRD which contain certain information relating to PCCW. These announcements are reproduced below for the information of shareholders.

The Deconsolidation has no effect on the operations of the Company and PCRD remains the single largest shareholder of the Company.

PCCW Limited (“PCCW” or the “Company”) has been informed that Pacific Century Regional Developments Limited (“PCRD”), a substantial shareholder of the Company, has ceased to account for PCCW as a subsidiary and will now treat PCCW as an associated company, including its results with those of PCRD, on an equity accounting basis (“Deconsolidation”). PCRD has a 32.8% beneficial shareholding in the Company comprising 1,526,773,302 shares of HK$0.25 each. PCRD is listed on the Singapore Exchange Securities Trading Limited. PCRD has issued two announcements through the Singapore Exchange Securities Trading Limited in relation to 1) the Deconsolidation and 2) a waiver and alterations to the terms of secured redeemable exchangeable bonds of PCRD which contain certain information relating to PCCW. These announcements are reproduced below for the information of shareholders.

“PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

DECONSOLIDATION OF PCCW LIMITED (“PCCW”) AS A SUBSIDIARY

The Board of Directors of Pacific Century Regional Developments Limited (“PCRD” or the “Company”) wishes to announce that, with effect from 1 January 2003, the Company has ceased to account for PCCW as a subsidiary and will now treat PCCW as an associated company, including its results with those of the Company on the equity accounting basis for the purpose of preparation of the financial statements of the PCRD Group (the “Deconsolidation”). As at 11 June 2003, the Company has a 32.8 per cent beneficial shareholding, comprising 1,526,773,302 shares of HK$0.25 each, in PCCW.

Rationale for the Deconsolidation

Notwithstanding the fact that the Company holds less than 50 per cent of PCCW’s issued share capital, the Company had previously accounted for PCCW as a subsidiary of the Company on the basis that the Company, as the single largest shareholder of PCCW, continued to control a majority of the Board of Directors of PCCW. Although the Company continues to be the single largest shareholder of PCCW, the Company has ceased to consider PCCW as a subsidiary of the Company for the following reasons:

(1)	Recent amendments to PCCW’s Articles of Association

On 7 January 2003, the Articles of Association of PCCW were amended such that one-third of the directors of PCCW are now required to retire every year. Retiring directors seeking re-election must submit themselves to a vote by shareholders;

(2)	Formation of a Nomination Committee

The board of directors of PCCW, on 9 May 2003, established a Nomination Committee. The Nomination Committee comprises three members, the majority of whom are independent non-executive directors of PCCW. Only one member of the Nomination Committee, Mr Richard Li Tzar Kai, is a common director of both the Company and PCCW. As the Nomination Committee’s objective is to ensure a fair and transparent procedure for the nomination of persons to be put forward to shareholders for election to the Board, any nomination by the Company of an individual to be elected to the board of PCCW would be subject to the Nomination Committee’s review; and

(3)	Dilution of PCRD’s interest in PCCW

When the Company acquired its interest in PCCW in August 1999, the Company exercised control over the composition of the board of directors of PCCW. It also controlled a majority of the voting rights in PCCW and held more than half of PCCW’s issued share capital. However, as a result of a series of transactions over the past three years, in particular the acquisition of Cable & Wireless HKT Limited in August 2000 and certain capital market activity, the Company’s interest in PCCW has been diluted significantly, and the number of directors on the board of PCCW who were appointed to represent PCRD has decreased. PCRD and PCCW currently only have three common directors, namely Mr. Richard Li Tzar Kai, Mr. Peter Anthony Allen, and Mr. Alexander Anthony Arena, and these common directors make up less than one quarter of the board of PCCW.

As a result of the decrease in number of directors who were appointed to represent PCRD on the board of PCCW, along with the formation of the Nomination Committee and the changes to the Articles of Association of PCCW, the Company can no longer be said to control the composition of the board of PCCW. The Company has therefore ceased to account for PCCW as a subsidiary of the Company. Accordingly, the financial results of PCCW will, from 1 January 2003, be included in the financial statements of the PCRD Group as an associated company using the equity accounting basis.

Pro Forma Financial Effects of the Deconsolidation

The pro forma financial effects of the Deconsolidation on the Company for the financial quarter ended 31 March 2002 and the financial year ended 31 December 2002 have been prepared by the Company based on the assumption that the Deconsolidation had been completed as of 1 January 2002.

The pro forma financial effects of the Deconsolidation have been prepared for illustrative purposes only to show:

(1)

what the earnings per share of the PCRD group for the quarter ended 31 March 2002 and the financial year ended 31 December 2002 would have been if the Deconsolidation had been completed as of 1 January 2002 compared to the earnings per share for the quarter ended 31 March 2003 and that for the year ended 31 December 2002 before the Deconsolidation; and

(2)

what the net asset value per share of the PCRD group based on the Company’s issued share capital as at 31 December 2002 would have been if the Deconsolidation had been completed as of 1 January 2002 compared to the net asset value per share as at 31 March 2003 and at 31 December 2002 before the Deconsolidation.

A summary of the earnings/(loss) per share (“EPS”) and net asset value (“NAV”) per share of the PCRD group is as follows:

	Actual*	Proforma*	Proforma*	Actual#
	Q/E 31.3.03	Q/E 31.3.02	Y/E 31.12.02	Y/E 31.12.02

EPS (cents)	(0.39)	(0.13)	0.66	1.18
NAV per share (S$)	(0.19)	(0.19)	(0.19)	(0.31)

* Based on equity accounting of PCCW

# Based on consolidation of PCCW

2003 First Quarter Financial Statements

As at 31 December 2002, the PCRD Group had consolidated its share of the post-acquisition losses and movements in equity of PCCW totaling approximately $1.4 billion, which exceeds the carrying amount of PCRD’s investment of approximately $1.0 billion. In view of the deconsolidation of PCCW, the Board is of the view that the PCRD Group’s share of the post acquisition losses and movements in equity of PCCW should be restricted to an amount not exceeding the carrying value of its investment in PCCW under the equity accounting basis. This will mean that the PCRD Group will only recognise $1.0 billion of the post acquisition losses and movements in equity of PCCW at 1 January 2003. Accordingly, the share of losses and movements in equity of PCCW, that will not have been recognised at that date, amounts to approximately $0.4 billion.

Going forward, when PCCW reports results and movements in equity, PCRD Group will only include its share of such results and movements in equity when these cumulatively exceed $0.4 billion. On an on-going basis, PCRD will make available the financial results of PCCW and information on its share of unrecognised results and movements in equity, when PCCW publishes its results in accordance with regulatory requirements in Hong Kong.

The Company’s first quarter financial results for 2003 are being released simultaneously with this announcement.

Pacific Century Insurance Holdings Limited (“PCIH”)

The Company has continued to treat PCIH, in which the Company holds a 45.0 per cent interest, as its subsidiary because it continues to exercise control over its board of directors. The results of PCIH for the first quarter of 2003 have been consolidated as a subsidiary in the Company’s financial results for the quarter ended 31 March 2003.”

“PACIFIC CENTURY REGIONAL DEVELOPMENTS LIMITED

WAIVER AND ALTERATIONS TO THE TERMS OF SECURED REDEEMABLE EXCHANGEABLE BONDS

In connection with the deconsolidation of PCCW Limited (“PCCW”) (the “Deconsolidation”) as a subsidiary of Pacific Century Regional Developments Limited (“PCRD” or the “Company”) announced on 12 June 2003 (the “Deconsolidation Announcement”), the Board of Directors of the Company wishes to announce that the Company has sought and obtained waivers from both AIG (as defined below) and Intel (as defined below) of certain terms of the secured redeemable exchangeable bonds issued by the Company to AIG and Intel respectively. The Board also wishes to announce that as a result of the Deconsolidation certain terms of the issue of secured redeemable exchangeable bonds to AIG will be amended with the consent of AIG.

Intel Secured Redeemable Exchangeable Bonds

On 14 January 2002, the Company announced that it had entered into a subscription agreement dated 14 January 2002 (the “Intel Subscription Agreement”) with Intel Capital Corporation (“Intel”) pursuant to which Intel subscribed for US$100 million secured redeemable exchangeable bonds due 2006 to 2007 (the “Intel Bonds”) constituted by deed poll dated 15 January 2002 which was subsequently amended by a supplemental deed poll dated 28 October 2002 (together the “Intel Deed Poll”), which are exchangeable into shares of PCCW.

As the Deconsolidation (as described in the Deconsolidation Announcement) may breach certain covenants and could trigger an event of default under the terms of Intel Subscription Agreement and the Intel Deed Poll, the Company has requested and secured Intel’s consent on 11th June 2003, to a waiver of such terms, including revisions to various terms and conditions contained in the existing documentation for the issue of the Intel Bonds.

In connection with and pursuant to the waiver granted by Intel, the Company and Intel have agreed to amend several terms contained in the existing documentation for the issue of the Intel Bonds, including, inter alia, the addition of a new event of default relating to maintenance by the Company and Mr. Richard Li Tzar Kai of a minimum percentage shareholding in PCCW and certain restrictions on the Company and Mr. Richard Li Tzar Kai together disposing of shares in PCCW.

AIG Secured Redeemable Exchangeable Bonds

On 11 October 2001, the Company announced that it had entered into a subscription agreement (the “AIG Subscription Agreement”) with AIG Asian Infrastructure Fund II L.P., American International Assurance Company (Bermuda) Limited and AIG Asian Opportunity Fund, L.P. (collectively, “AIG”) for a new issue of US$250 million secured redeemable exchangeable bonds due 2006 (the “AIG Bonds”) constituted by a deed poll dated 7 December 2001 (the “AIG Deed Poll”), exchangeable at any time prior to the maturity of the AIG Bonds, for shares in PCCW at an initial exchange price of HK$11.45 per PCCW Share, after adjusting for the five for one share consolidation of PCCW in January, 2003 (the “Exchange Price”).

Based on the Exchange Price as well as the Company’s net tangible liabilities position as at 31 December 2000 (being the date of its last audited accounts before the issue of the AIG Bonds), the Company considered that there would be a potential disposal by the Company of its PCCW shares constituting a major transaction under the Singapore Exchange Securities Trading Limited (“SGX-ST”) Listing Rules assuming that AIG exchanged the full principal amount of the AIG Bonds. The approval of the Company’s shareholders was therefore required to grant the right to exchange the AIG Bonds and the potential disposal of the Company’s shares in PCCW. An extraordinary general meeting of the Company was duly convened and the resolution approving the grant of the right to exchange the AIG Bonds and the potential disposal of the Company’s shares in PCCW was passed with the requisite majority on 5 December 2001.

The Deconsolidation (as described in the Deconsolidation Announcement) may also breach certain terms, as well as potentially triggering an event of default, contained in the AIG Subscription Agreement and the AIG Deed Poll. Consequently, the Company has sought and obtained from AIG on 12 June 2003, a waiver of such terms, as well as the potential event of default, contained in both the AIG Subscription Agreement and the AIG Deed Poll.

In connection with and pursuant to the waiver granted by AIG, the Company and AIG have agreed to amend and vary several terms contained in the existing documentation for the issue of the AIG Bonds, including, inter alia, the reduction and resetting of the Exchange Price to HK$8.50 which will be subject to further adjustment on the business day falling 180 days prior to the fourth anniversary of the issue date of the AIG Bonds to the lower of HK$8.50 or 110% of the average closing price of the PCCW Shares for the 60 trading days prior to the adjustment day and the addition of a new event of default relating to certain restrictions on the Company and Mr. Richard Li Tzar Kai disposing of shares in PCCW. If required, the Company will seek shareholders’ approval for such amendments and variations.”

The Company confirms that the Deconsolidation has no effect on the operations of the Company or its subsidiaries and PCRD remains the single largest shareholder of the Company.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, June 12, 2003